UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FREYR Battery, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35834F104
(CUSIP Number)
Stig André Tanum Chairman Teknovekst Invest AS Solbergveien 51, 3232 Sandefjord, Norway +47 909 94 592
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 11, 2024
(Date of Event which Requires Filing of this Statement)

With Copy to:

Danny Tricot, Esq.

Denis Klimentchenko, Esq.

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

22 Bishopsgate

London EC2N 4BQ

United Kingdom

+44 20 7519 7000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 35834F104

1.	Names of Reporting Persons. Teknovekst UK Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5(b) below)
	8.	Shared Voting Power 6,800,726 (See Item 5(b) below)
	9.	Sole Dispositive Power 0 (See Item 5(b) below)
	10.	Shared Dispositive Power 6,800,726 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,800,726 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 35834F104

1.	Names of Reporting Persons. Teknovekst Invest AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5(b) below)
	8.	Shared Voting Power 6,800,726 (See Item 5(b) below)
	9.	Sole Dispositive Power 0 (See Item 5(b) below)
	10.	Shared Dispositive Power 6,800,726 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,800,726 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 35834F104

1.	Names of Reporting Persons. Teknovekst AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5(b) below)
	8.	Shared Voting Power 6,800,726 (2) (See Item 5(b) below)
	9.	Sole Dispositive Power 0 (See Item 5(b) below)
	10.	Shared Dispositive Power(2) 6,800,726 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,800,726 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 35834F104

1.	Names of Reporting Persons. Tore Ivar Slettemoen
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power(3) 6,800,726 (See Item 5(b) below)
	8.	Shared Voting Power 0 (See Item 5(b) below)
	9.	Sole Dispositive Power(3) 6,800,726 (See Item 5(b) below)
	10.	Shared Dispositive Power 0 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,800,726 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) IN

(1)	The calculation of percent ownership is based on 140,490,406 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.

(2)	Solely in its capacity as a shareholder of Teknovekst Invest AS.

(3)	Solely in his capacity as the sole shareholder of Teknovekst AS, and in his capacity as a shareholder of Teknovekst Invest AS.

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) supplements and amends the Schedule 13D filed on  November 10, 2023 (the “Statement” or “Schedule 13D”) by  Teknovekst Invest AS, Teknovekst AS and Tore Ivar Slettemoen. This Amendment relates to the Common Stock, $0.01 par value (the “Common Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 6&8 East Court Square, Suite 300, Newnan, Georgia 30263 and its telephone number is (678) 632-3112. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)-(c) and (f)

This Amendment is being filed jointly by:

(i)	Teknovekst UK Ltd, a private limited company incorporated under the laws of England and Wales (“Teknovekst UK”), whose principal business is to invest in securities;

(ii)	Teknovekst Invest AS, a private limited liability company incorporated under the laws of Norway (“Teknovekst Invest”), whose principal business is to invest in securities;

(iii)	Teknovekst AS, a company incorporated under the laws of Norway, whose principal business is to invest in securities; and

(iv)	Tore Ivar Slettemoen, a Norwegian citizen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 and filed as an exhibit to this Amendment.

Set forth in Annex A to this Amendment is a listing of the directors and executive officers, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a Norwegian citizen.

The principal business address of Teknovekst UK is 10 Norwich Street, London, United Kingdom, EC4A 1BD. The principal business address of each of Teknovekst Invest and Teknovekst AS is Solbergveien 51, 3232 Sandefjord, Norway.

(d)-(e)

During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons initially invested in FREYR AS, a company organized under the laws of Norway (“FREYR Legacy”). In connection with the completion of the Issuer’s business combination with Alussa Energy Acquisition Corp. on July 9, 2021 (the “Business Combination”), all outstanding shares of FREYR Legacy were converted into Ordinary Shares, resulting in the Reporting Persons holding 8,390,446 Ordinary Shares at the time of the Business Combination.

On April 13, 2023, Teknovekst Invest sold an aggregate of 250,000 Ordinary Shares in open market transactions, resulting in the Reporting Persons holding 6,980,446 Ordinary Shares. After giving effect to such sales, as of April 13, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares and on April 19, 2023, filed an amendment to their previously filed Schedule 13D, filed on July 21, 2021, to report this.

On November 10, 2023, Teknovekst Invest AS acquired an aggregate of 600,000 Ordinary Shares in open market transactions. The Reporting Persons used an aggregate of $894,180 to purchase the 600,000 Ordinary Shares. The source of these funds was though the reallocation of other liquid positions.

From December 10-11, 2024, Teknovekst UK Ltd sold an aggregate of 779,720 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933 (“Rule 144”), resulting in the Reporting Persons holding 6,800,726 shares of Common Stock. After giving effect to the sales described herein, as of December 11, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

The information set forth in Items 4 and 6 of this Amendment are incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following as a new paragraph immediately after the fourth paragraph thereof:

From December 10-11, 2024, Teknovekst UK sold an aggregate of 779,720 shares of Common Stock pursuant to Rule 144, resulting in the Reporting Persons holding 6,800,726 shares of Common Stock. After giving effect to the sales described herein, as of December 11, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 5. Interest in Securities of the Issuer

(a)-(b)

The information set forth on the cover pages and in Item 3 of this Amendment are incorporated to this Item 5(a)-(b) by reference.

Ownership percentages set forth in this Amendment are based on 140,490,406 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.

Teknovekst UK directly holds 6,800,726 shares of Common Stock, representing approximately 4.8% of the issued and outstanding shares of Common Stock when rounded to the nearest 0.1%, and has the sole power to vote and dispose of such shares of Common Stock.

Following an internal reorganization, Teknovekst UK directly holds 6,800,726 shares of Common Stock, whose sole shareholder is Teknovekst Invest. Teknovekst AS, by virtue of its ownership of 99.9% of the interest in Teknovekst Invest, has the ability to direct the management of the business of Teknovekst Invest, including the power to direct the decisions of Teknovekst Invest regarding the voting and disposition of securities held by them. Therefore, Teknovekst AS may be deemed to have indirect beneficial ownership of the Common Stock held by Teknovekst Invest.

Mr. Slettemoen is the sole owner of Teknovekst AS and a shareholder of Teknovekst Invest, and directly or indirectly holds all of the ownership of the entities mentioned above. Therefore, Mr. Slettemoen may be deemed to have indirect beneficial ownership of the Common Stock held by Teknovekst AS and Teknovekst Invest.

(c)

From December 10-11, 2024, Teknovekst UK sold an aggregate of 779,720 shares of Common Stock pursuant to Rule 144 at a price of $1.73 (on December 10, 2024) and $1.65 (on December 11, 2024) per share.

The information set forth in Items 4 and 6 of the Amendment are incorporated to this Item 5(c) by reference.

Except for the transactions described in this Amendment, including those described in Item 3 above, there have been no transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons. To the knowledge of the Reporting Persons, no Covered Person has effected any transaction in the Common Stock in the past sixty days.

(d)

Not applicable.

(e)

After giving effect to the sales described herein, as of December 11, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. This Amendment represents a final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Slettemoen co-founded FREYR Legacy in February 2018 and served as a FREYR Legacy director from February 2018 to July 2021. Mr. Slettemoen has no formal relationship with or control rights over the Issuer, other than through the shareholdings described in this Amendment.

On April 18, 2024, Mr. Slettemoen was appointed as a member of the Board of Directors of the Issuer.

On December 13, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of Amendments on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated into this Item 6 by reference.

Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Teknovekst UK Ltd, Teknovekst AS, Teknovekst Invest AS and Tore Ivar Slettemoen, dated December 11, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2024

Teknovekst UK Ltd

/s/ Stig André Tanum
By:	Stig André Tanum
Its:	Director

Teknovekst AS

/s/ Tore Ivar Slettemoen
By:	Tore Ivar Slettemoen
Its:	Chairman

/s/ Stig André Tanum
By:	Stig André Tanum
Its:	Director

Teknovekst Invest AS

/s/ Stig André Tanum
By:	Stig André Tanum
Its:	Chairman

Tore Ivar Slettemoen

/s/ Tore Ivar Slettemoen

Annex A

Teknovekst UK Ltd

The name and principal occupation of each of the directors and executive officers of Teknovekst UK Ltd are listed below.

Name	Principal Occupation / Business Address
Stig André Tanum	CFO and Director of Teknovekst AS, Solbergveien 51, 3232 Sandefjord, Norway

Teknovekst Invest AS

The name and principal occupation of each of the directors and executive officers of Teknovekst Invest AS are listed below.

Name	Principal Occupation / Business Address
Stig André Tanum	CFO and Director of Teknovekst AS, Solbergveien 51, 3232 Sandefjord, Norway

Teknovekst AS

The name and principal occupation of each of the directors and executive officers of Teknovekst Ltd. are listed below.

Name	Principal Occupation / Business Address
Tore Ivar Slettemoen	Chairman of Teknovekst AS, Unter Alstadt 12, Zug, 6300 Zug, Switzerland

Stig André Tanum	CFO and Director of Teknovekst AS, Solbergveien 51, 3232 Sandefjord, Norway